Exhibit 99.2

Management’s Discussion and Analysis of Financial

Condition and Results of Operations

For the Twelve Months ended December 31, 2012 and 2011

March 7, 2013

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is dated March 7, 2013. It should be read in conjunction with the audited consolidated financial statements and notes thereto for Wi-LAN Inc. for the year ended December 31, 2012 (the “Financial Statements”). References in this MD&A to “WiLAN,” “Company”, “our company,” “we,” “us” and “our” refer to Wi-LAN Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise. The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”) and applicable United States Securities and Exchange Commission (“SEC”) regulations for annual financial information.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of United States dollars (“U.S. dollars”), with the exception of share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the year ended December 31, 2012 and up to and including March 7, 2013. Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our annual information form for the year ended December 31, 2012, is available on-line at www.sedar.com and also on our website at www.WiLAN.com. Our Form 40-F can be found on the SEC’s EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information, including this MD&A, first by our management’s Disclosure Committee, then by our Board of Directors’ Audit Committee (the “Audit Committee”) and, finally, by our Board of Directors as a whole (the “Board”).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;

•	our expectation regarding the adoption and impact of certain accounting pronouncements;

•	our expectation regarding the growth rates of licensees’ businesses and the expected revenues to be collected from such licensees;

•	our expectations with respect to revenues to be recorded as a consequence of license agreements with fixed periodic payment structures;

•	our expectations with respect to the timing and amounts of any license agreements that may be entered into with respect to any of our litigation matters;

•	our expectations with respect to our ability to sign new licenses and to sign renewal agreements with existing licensees;

•	our estimates regarding our effective tax rate;

•	our expectations with respect to the sufficiency of our financial resources; and

•

our expectations regarding continued expansion of our patent portfolio through the acquisition of patents from third parties and from the development of new inventions or our entry into licensing relationships with third parties.

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The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan”, “continue”, “anticipate”, “project” or the negative of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

RISKS AND UNCERTAINTIES

Many factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements and forward-looking information, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” in our Annual Information Form (“AIF”):

•	certain of our patents may be found to be invalid, unenforceable and/or not infringed by any specific third party;

•	we will be required to establish the enforceability of our patents in court to obtain material licensing revenues;

•	certain of our patents are, and others may be, subject to administrative proceedings that could invalidate or limit the scope of those patents;

•

the generation of future V-Chip revenues and the likelihood of our signing additional V-Chip licenses could be negatively impacted by changes in government regulation – in addition, the failure of leading digital television manufacturers to adopt or to continue to use our patented V-Chip technologies or to adopt competing technologies may harm our business;

•	licensing our patents can take an extremely long time and may be subject to variable cycles;

•	we are reliant on licensees paying royalties under existing licensing agreements and on the additional licensing of our patent portfolio to generate future revenues and increased cash flows;

•	delays in renewing or an inability to renew existing license agreements could cause revenue and cash flow to decline;

•	reduced spending by consumers due to the uncertainty of economic and geopolitical conditions may negatively affect us;

•	changes in patent or other applicable laws or in the interpretation or application of those laws could materially adversely affect us;

•	fluctuations in foreign exchange rates impact and may continue to impact our revenues and operating expenses, potentially adversely affecting financial results;

•	we will need to acquire or develop new patents to continue and grow our business;

•	we may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption, and fail to enhance shareholder value;

•	we may not be able to compete effectively against others to acquire patent assets – any failure to compete effectively could harm our business and results of operations;

•	we have made and may make (or attempt to make) future acquisitions of technologies or businesses which could materially adversely affect us;

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•	our acquisitions of patents are time consuming, complex and costly, which could adversely affect our operating results;

•	our quarterly revenue and operating results can be difficult to predict and can fluctuate substantially;

•	we may require investment to translate our intellectual property position into sustainable profit in the market;

•	there can be no assurance as to the payment of future dividends;

•	our ability to recruit and retain management and other qualified personnel is crucial to our ability to develop, market and license our patented technologies;

•	the trading price of our common shares has been, and may continue to be, subject to large fluctuations;

•

as a foreign private issuer, we are subject to different United States securities laws and rules than a domestic United States issuer, which may limit the information publicly available to our shareholders;

•	if we lose our United States “foreign private issuer” status in the future, it could result in significant additional costs and expenses to us;

•	the financial reporting obligations of being a public company in the United States are expensive and time consuming, and place significant additional demands on our management;

•

we are an “emerging growth company” under the United States Jumpstart Our Business Startups Act of 2012; we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies could make our common shares less attractive as an investment;

•	an investor may be unable to bring actions or enforce judgments against us and certain of our directors and officers;

•	our actual financial results may vary from our publicly disclosed forecasts;

•	if at any time we are classified as a passive foreign investment company under United States tax laws, United States holders of our common shares may be subject to adverse tax consequences;

•	the acquisition of, investment in, and disposition of our common shares has tax consequences;

•

substantial future sales of our common shares by existing shareholders, or the perception that such sales may occur, could cause the market price of our common shares to decline, even if our business is doing well;

•	we may require additional capital in the future and no assurance can be given that such capital will be available at all or available on terms acceptable to us;

•	certain Canadian laws could delay or deter a change of control; and

•	our authorized capital permits our directors to issue preferred shares which may prevent a takeover by a third party.

These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements and forward-looking information.

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NON-GAAP DISCLOSURE

We use the term “adjusted earnings” to reference earnings from continuing operations before stock-based compensation expense, depreciation & amortization expense, interest expense, unrealized foreign exchange gains or losses, restructuring charges, incentive buy-out, success fee, transaction costs, investment income, debenture financing costs, provision for income taxes, and certain other charges. We report adjusted earnings in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. ADJUSTED EARNINGS IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. ADJUSTED EARNINGS SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET EARNINGS AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

OVERVIEW

In mid-2006, we re-focused our business on technology innovation and licensing. At that time, we owned approximately twenty patents including certain patents we believed could be used in a licensing program. In launching this new form of business, a key strategy was to strengthen the patent portfolio to sustain long-term revenue opportunities and associated growth.

Over the past six years, we have grown from 1 employee to 52 employees, increased our patent portfolio from approximately 20 patents to more than 3,000 issued or pending patents, signed more than 260 licensees, and grown our annual revenues from approximately $1,900 to approximately $88,000 in our 2012 fiscal year representing a compound annual growth rate of nearly 90%. As a result of the increase in the breadth and depth of our patent portfolio, we believe we have more than 40 separate key patent families available to license. We define a patent family in this context as a patent or group of related patents that we have mapped to a particular product or to an industry standard.

Our principal source of revenue is from licensing the patents in our own patent portfolio. We also generate revenue from licensing portfolios on behalf of third-party patent holders and we may, from time to time, sell patents from our portfolio when we believe the revenue from an outright sale of patents (“Brokerage”) is greater than what can be derived from licensing the patents. We plan to build upon our significant base of signed license agreements and increase our licensing opportunities by growing our patent portfolio with a combination of technology innovation through internal research and development, patent acquisitions, licensing relationships with patent holders, and corporate mergers and acquisitions. A fundamental requirement of the business is that our portfolios must be large, deep, geographically broad, and have sufficient life remaining to be of real value for potential licensees.

We generally refer to the patents that we own as components of our “Core Programs” and characterize them as: Wireless Access; Digital Display and Television; Cloud Computing; Medical Devices; and Semiconductors. We are continuing to evaluate all of the patents in our portfolio to determine whether any specific patents may be applicable to other technology and product areas.

Technology areas generally included in our Wireless Access program include, but are not limited to, 3G/4G, Wi-Fi and Bluetooth as well as other technologies generally applicable to handheld devices (e.g. text editing) or to infrastructures necessary to operate wireless networks. We have received licensing revenue from companies that sell products described as cellular handsets, such as smart phones, and infrastructure, tablets, laptop computers and Wi-Fi routers. The Wireless Access portfolio contains more than 1,200 patents and patent applications. In addition, we believe we have identified a number of other potentially licensable products in markets adjacent to “pure” wireless markets.

The Digital Display and Television portfolio originated with the acquisition of the V-Chip technology patents in July 2007 and has been augmented with acquisitions from several other sources. The portfolio now includes more than 1,400 patents and patent applications around such technology areas as multimedia processing, display and touch screens and graphical user interfaces, all of which are potentially used in smart phones, digital televisions, tablets and laptop computers. Approximately 30 - 40% of the available North American digital television market has been licensed to our V-Chip patents and signed agreements are expected to generate revenues for an additional four years. This market is not, however, expected to grow any further over the next four years and, consequently, revenues derived from these signed agreements are also not expected to grow any further. Our digital display and television program does, however, have

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significant depth above and beyond just V-Chip and we have only just begun licensing discussions related to non-V-Chip Digital Display and Television related patents.

As noted, our strategy to increase revenues is partially rooted in increasing the size and breadth of our Wireless Access and Digital Display and Television patent portfolios but another component of our growth strategy is the creation of large valuable portfolios in new areas. We are currently developing incremental core licensing programs in the areas of Cloud Computing, Medical Devices and Semiconductor Technologies. These programs could be developed through acquisition of patent portfolios or through the development of one or more strategic partnerships.

Our internal research and development efforts seek to generate new inventions in next generation communications technologies and to identify new technology opportunities. With the goal of growing and strengthening our intellectual property portfolio, this technology innovation complements our ongoing activities to acquire appropriate technology or to partner with technology owners permitting us to grow our revenues over time. Our Company was originally founded as a pioneer in the design, development and delivery of broadband wireless technologies. Innovations developed and patented through the years by our founding team and engineering staff resulted in the commercialization of advanced broadband wireless equipment more than a decade ago. Growing on these foundations, we are actively engaged in ongoing technology research activities. Our current area of research and development focus is wireless broadband, but we continue to engage in research and development in other technology areas as opportunities present themselves.

We have developed methodologies for our licensing programs that have yielded strong results since mid-2006, having generated cumulative revenues to the end of 2012 of approximately $357,000. When approaching a potential licensee, we present compelling reasons to enter into a license agreement with detailed infringement analysis along with a fair and reasonable license rate. In many circumstances, we also present the potential licensee with a broad array of patents or patent families that may be applicable to the licensee’s business or products thus increasing their risk of not signing a license. Although we signed fewer significant licenses in fiscal 2012, we have continued to consistently sign licenses and have entered into eight licenses in the last twelve months. Early in fiscal 2011, we signed many significant license agreements with computer chip suppliers that are licensed for at least five and, in some cases, six years which has made further licensing in certain legacy areas more time consuming. In addition, we are involved in litigation with many potential licensees with respect to which several trials are currently scheduled to begin in 2013. Licensing in the Digital Display and Television program was also slow in 2012, with many potential licensees only recently recommencing detailed discussions.

Generally, our licensing agreements take into consideration rights to license the patents covered and releases for past infringement. Related payments may be lump-sum, fixed-price with set payments made over a specified period of time or running royalty based depending on a price per-unit and/or a percentage of product sales or service revenues enjoyed by licensees. Running royalty based licensees generally provide us with quarterly or semi-annual royalty reports which are typically received subsequent to the period in which the underlying sales occurred.

Consideration for license agreements is generally paid in cash, although we have in the past and may in the future accept a combination of cash and in-kind patents. We may consider in-kind patents if the patents fit our value proposition and strategic objectives. We recognize revenue from these arrangements as amounts become due and collection is reasonably assured.

Royalty rates and the consideration for a license may vary significantly with different licensees because there are many factors that may make different rate and other terms appropriate These include, without limitation: the clarity of the reads of patent claims on the products of the prospective licensee; the significance of the patented invention to the performance of such products; the strength of the patents generally; the profitability of the products in question; the propensity of the prospective licensee to resist taking a license or to litigate; the number of applicable patents; the volume of products that infringe; the geographies in which infringing products are manufactured and sold; the prospective licensee’s future sales plans; and the prospective licensee’s financial position.

Although we prefer to negotiate license agreements without litigation, we are prepared to take all necessary steps, including investing in litigation, to ensure we receive fair compensation for the use of our patented technologies. If litigation should be initiated against a prospective licensee, our business approach seeks resolution of the litigation through the signing of a license agreement. Licensing discussions can be ongoing with a number of prospective licensees

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at any time and although we cannot anticipate how any litigation may affect ongoing discussions, our experience is that discussions will often continue through the litigation process and that some parties may be inclined to take licenses. We are currently involved in fifteen different litigations with seven trials currently scheduled to begin in 2013.

Notwithstanding our early success in many areas, the business and legal environment for patent licensing companies has become increasingly difficult during the past several years. In this more difficult licensing environment, we will continue to adapt and evolve to achieve success. Recent examples of this evolution include the hiring of highly qualified specialists and subject matter experts in applicable technologies, acquisitions of patents that have strengthened our patent portfolio and financings that have significantly strengthened our financial position. As well we signed a number of significant license agreements with large industry leaders in 2011. We believe these recent accomplishments have established a strong foundation for our future operations and growth.

We employ individuals with unique skill sets and proven abilities to conclude license agreements. This is important because the strength of asserted patents is only part of what is needed to derive substantial revenues. Having expertise in the relevant markets, in patent portfolio development, and in patent licensing and litigation are as critical as having strong patents.

Based on the strength of our portfolio, our licensing capability, our human resources and our fair business dealings, we believe that our Core Programs will become well known in the applicable industries and that companies will accept that licenses will be inevitable and will budget for them. We also believe that we are well positioned to deliver continued strong financial performance because of our strong and growing patent portfolio, professional and systematic approach to licensing, management team, track record of signing license agreements, significant base of signed agreements and solid financial position.

We expect that we will be required to litigate from time to time with parties that infringe our patents but refuse to pay what we consider fair consideration for a license or as compensation for past infringement. It is important that prospective licensees know that, when necessary, we have sufficient funds to conduct protracted and multiple litigations, otherwise a party may be even more reluctant to take a license. In addition to any litigation commenced by us, one or more parties may file actions against us seeking declaratory judgments of non-infringement and/or invalidity against our patents and/or request re-examination or reviews of certain patents before the United States Patent and Trademark Office (the “USPTO”).

As part of our longer-term strategy, we will continue to acquire additional patents to strengthen our portfolios as such patents are identified and become available; in the past such acquisitions have often been in the wireless and telecommunications areas, but these areas will not necessarily be the only focus for future patent acquisitions. The business models for acquisition may include: the acquisition of patents or licensing rights to the patents with a limited or no up-front cash payment, but sharing in any license fees generated through licensing the patents; the acquisition of patents as partial consideration for a license to our patent portfolio; and/or the acquisition of patents for cash or Common Shares.

During fiscal 2012 and so far in fiscal 2013, we acquired over 190 patents and patent applications and we are currently in discussions with a number of parties concerning the possible acquisition of patents, the value of which patents will be determined on a case by case basis.

On December 31, 2012, we had approximately $176,900 in cash and short-term investments on hand and we believe this amount represents sufficient financial resources to fund operations for the foreseeable future based on our current plans. We believe we will remain in a position to fund ongoing operations from license revenues generated for the foreseeable future, although this is not assured.

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RESULTS AND OUTLOOK

Overall performance

The following table sets forth consolidated statements of operations data, which is expressed in thousands of U.S. dollars, except share and per share amounts, for the indicated years as well as certain balance sheet data as at December 31, 2012, 2011, and 2010.

	Year ended December 31,		Year ended December 31,		Year ended December 31,
	2012		2011		2010
	$000’s	%	$000’s	%	$000’s	%

Revenue
Royalties	$87,960	100	$104,813	99	$45,557	93
Brokerage	—	—	996	1	3,679	7

	87,960	100	105,809	100	49,236	100

Operating expenses
Cost of revenue	55,503	63	72,467	68	55,273	112
Research and development	8,887	10	7,792	7	3,965	8
Marketing, general and administrative	12,858	15	20,294	19	8,292	17
Realized foreign exchange (gain) loss	22	0	(1,958)	(2)	230	—
Unrealized foreign exchange (gain) loss	(5,213)	(6)	2,997	3	4	—
Transaction costs	—	—	3,044	3	—	—
Restructuring charges	418	0	—	—	726	1

Total operating expenses	72,475	82	104,636	99	68,490	139

Earnings (loss) from operations	15,485	18	1,173	1	(19,254)	(39)

Investment income	1,277	1	5,654	5	683	1
Interest expense	(1,247)	(1)	(4,218)	(4)	—	—
Debenture financing, net	(31,138)	(35)	20,747	20	—	—

Earnings (loss) before income taxes	(15,623)	(18)	23,356	22	(18,571)	(38)

Provision for (recovery of) income tax expense
Current	3,480	4	3,275	3	3,041	6
Future	(4,583)	(5)	(11,716)	(11)	—	—

Provision for (recovery) of income tax expense	(1,103)	(1)	(8,441)	(8)	3,041	6

Net earnings (loss)	$(14,520)	(17)	$31,797	30	$(21,612)	(44)

Earnings (loss) per share
Basic	$(0.12)		$0.26		$(0.21)
Diluted	(0.12)		0.25		(0.21)

Weighted average number of common shares
Basic	121,451,967		122,741,326		103,289,548
Diluted	121,451,967		124,999,644		103,289,548

Consolidated Balance Sheet Information

	As at December 31, 2012	As at December 31, 2011	As at December 31, 2010
	$000’s	$000’s	$000’s

Cash and cash equivalents	$175,246	$432,186	$82,190
Short-term investments	1,617	1,524	26,825
Total assets	330,785	437,869	250,855

Long term debt	—	—	—
Dividends declared per common share	0.13	0.10	0.06

Revenues for the twelve months ended December 31, 2012 were $87,960 representing a decrease of $17,849 or 17% over the twelve months ended December 31, 2011. Revenues in fiscal 2011 had increased substantially over the fiscal 2010 period principally as a result of signing significant license agreements early in 2011.

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Our license agreements can generally be classified as either: (1) running royalty agreements in which licensees provide reports on their sales activities for the previous fiscal quarter, and calculate and remit the appropriate royalty; or (2) fixed fee arrangements with periodic payments that may be over a period shorter than or equal to the license term. In all cases, licenses provide for a release of past infringement and a license to some or all of our patents for a specified period of time. In certain cases, licenses may also extend to certain patents acquired by us during the term of the license. In all cases, the continued right to the license is subject to the licensee making the required payments defined in the agreement, all of which are non-refundable once received by us. We recognize revenue, generally, when the license fee is earned, fixed and determinable, collectability is reasonably assured, and all other conditions of revenue recognition are met.

Our business is unique because, left to their own devices, entities who infringe our patents are content to not pay fair compensation to us for the right to use the inventions claimed in those patents. Our licensing process involves the preparation of claim charts which are detailed descriptions of the claims in our patents and how those claims relate to a particular technology standard or a particular product offering. These claim charts are presented to entities which we believe to be infringing these patents as the first step in commencing licensing discussions. The licensing process then generally includes countering arguments relating to technology and legal matters relating to these and other patents, arriving at mutually satisfactory business, financial and legal terms for license agreements and signing such license agreements. We note that with more than 3,000 patents, we generally only prepare claim charts on a small subset of the entire portfolio. Accordingly, we will commence license discussions focusing on only a small number of patents that we believe are being infringed.

If licensing discussions are not productive, we may resort to litigation as a means to motivate a potential licensee to negotiate a license. Although our preference is to reach a negotiated license agreement without commencing patent litigation, we have found that many entities will not engage in substantive discussions without litigation. If litigation is required, it will most certainly be on only a subset of the patents that we believe are infringed, for example on only two or three patents out of our entire portfolio. We may also engage in additional infringement litigation against a potential licensee to create additional pressure to enter into a negotiated license agreement.

As a result of the above, we are not necessarily in control of when a license is executed and, accordingly, we may experience fluctuations in revenues year over year.

Operating expenses for the twelve months ended December 31, 2012 were $72,475 or 82% of revenues representing a decline of $32,161 or 31% as compared to the twelve months ended December 31, 2011. In fiscal 2011 we recorded an incremental litigation expense of $27,986 related to a success fee payable to one of our litigation firms. We also recorded a one-time charge of $7,102 in 2011 related to the repurchase of a contractual right to 2% of our consolidated revenues. Excluding these non-recurring items, the total operating expenses in fiscal 2011 would have been $69,548. Accordingly, total operating expenses have increased slightly each year presented.

Our largest operating expense in each of the presented fiscal years is litigation expense, which is included in cost of revenue. Litigation expense accounted for approximately $25,564, $17,478, and $29,170 or 35%, 25%, and 43% of total operating expenses in each of fiscal 2012, 2011, and 2010 respectively. As noted, we would prefer to negotiate licenses without the use of litigation but that is not always possible. Given the number of litigations we are currently involved in, should they all proceed to trial, litigation expenses for 2013 will increase over the 2012 levels, perhaps materially. Litigation activities, and therefore expenses, are difficult to predict as there are many factors that can influence any action that is commenced.

We recorded a net loss for the twelve months ended December 31, 2012 of $14,520 or $0.12 per basic and diluted share as compared to net earnings for the twelve months ended December 31, 2011 of $31,797 or $0.26 per basic and $0.25 per diluted share. In fiscal 2012, we recorded $31,138 of Debenture financing costs (all recorded in the first quarter of 2012) related to the financing we put in place late in 2011 to support our bid to acquire a company called Mosaid. These costs are non-recurring in nature. In 2011 we recorded a recovery of future tax of $11,482 as a result of the reversal of a portion of our valuation allowance related to our deferred tax assets, a gain of $66,679 on the extinguishment of the Debenture conversion feature, and Debenture financing costs of $45,932. These too are all non-recurring. We consider adjusted earnings, a non-GAAP measure, to be a good indicator of performance for the business as it more accurately captures financial performance in a given period related to the operations of the business.

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The table below reconciles the net earnings/loss to the adjusted earnings.

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2012	2011	2010
	$000’s	$000’s	$000’s

Net earnings (loss) under GAAP	$(14,520)	$31,797	$(21,612)

Adjusted for:
Unrealized foreign exchange loss	(5,213)	2,997	4
Depreciation and amortization	25,693	22,785	20,796
Stock based compensation	3,894	4,228	1,835
Restructuring charges	418	—	726
Incentive buy-out	—	7,102	—
Success fee	—	27,986	—
Other	—	285	—
Asset write-off related to restructuring	209	—	—
Interest expense	1,247	4,218	—
Transaction costs	—	3,044	—
Investment income	—	(3,733)	—
Debenture financing, net	31,138	(20,747)	—
Provision for (recovery of) income tax expense	(1,103)	(8,441)	3,041

Adjusted earnings	$41,763	$71,521	$4,790

Adjusted earnings per basic share	$0.34	$0.58	$0.05

Weighted average number of common shares
Basic	121,451,967	122,741,326	103,289,548
Diluted	121,451,967	124,999,644	103,289,548

The adjusted earnings for the twelve months ended December 31, 2012 were $41,763 as compared to $71,521 for the twelve months ended December 31, 2011, and $4,790 for the twelve months ended December 31, 2010. The decrease in adjusted earnings as compared to last year is primarily attributable to the decrease in revenue and an increase in litigation and R&D expenses whereas the increase over 2010 is principally related to increased revenues.

Results of Operations for the twelve months ended December 31, 2012 as compared to the twelve months ended December 31, 2011

Revenues

Revenues for the twelve months ended December 31, 2012 were $87,960, representing a decrease of $17,849 or 17%. The decrease in revenues is primarily attributable to the timing of fixed payment amounts as a result of the significant license agreements signed during the twelve months ended December 31, 2011 for which certain agreements contained one-time lump sum payments and certain agreements contained fixed-payments which had higher front-end payments.

	Year ended December 31, 2012	Year ended December 31, 2011
	$000’s	$000’s

Revenues	$87,960	$105,809
Decrease from previous year	(17%)

Our revenues are derived from five principal sources: (i) running royalty agreements pursuant to which licensees pay us royalties based on either a percentage of the net selling price of licensed products or a fixed fee per licensed product sold; (ii) fixed fee royalties consisting of a set quarterly or annual amount for all licensed products sold by licensees; (iii) one-time lump sum fees to cover the sale of all licensed products by a particular licensee, subject to certain limitations; (iv) licensing patents owned by a third party; or (v) Brokerage which provides the acquirer exclusive rights to the technology. License agreements are generally for a five to eight year period but can be significantly longer. We consider revenue to be earned when we have persuasive evidence of an arrangement, all obligations that we need to perform have been

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fulfilled in accordance with the terms of the license agreement, including delivery and acceptance, the revenue amount is reasonably determinable and collection is reasonably assured.

Revenues can vary significantly from quarter to quarter depending upon the type of royalty arrangement with licensees, the timing of royalty reporting by licensees, the cyclical nature of licensees’ markets and fluctuations in foreign currency and other factors. Revenues can fluctuate based on individual licensees’ growth and success rates in their respective markets, and other market factors on their respective businesses and other factors outside of our control. See “Risk Factors” contained in our AIF for more detailed information.

Revenue is comprised as follows:

	Year ended December 31, 2012	Year ended December 31, 2011

Royalties	100%	99%
Brokerage	0%	1%

	100%	100%

Two licensees accounted for more than 10% of revenues from royalties for the twelve months ended December 31, 2012 as compared to one licensee for the twelve months ended December 31, 2011. For the twelve months ended December 31, 2012, the top ten licensees accounted for 83% of revenues from royalties, whereas in the comparable period last year the top ten licensees accounted for 77% of revenues from royalties, respectively.

For the twelve months ended December 31, 2012 there were no revenues from Brokerage as compared to $996 for the twelve months ended December 31, 2011. We may sell patents from our portfolio when we believe the revenue from an outright sale of patents is greater than what can be derived from licensing the patents.

Cost of Revenue

Cost of revenue is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold through brokerage activities, employee related costs and other costs incurred in conducting license negotiations as well as litigation expense and amortization of patents expense related to acquired patents. Litigation and amortization expenses are not necessarily variable with revenues. Patent licensing expense is predominately employee related costs and therefore is not directly variable with revenues. We also include, as a licensing expense, any costs related to sourcing new patent portfolios or developing new strategic partnerships.

	Year ended December 31, 2012	Year ended December 31, 2011
	$000’s	$000’s

Licensing	$4,205	$4,610
Litigation expense	25,564	17,478
Litigation expense – success fee	—	27,986
Amortization of patents	24,794	21,645
Stock-based compensation	940	748

	$55,503	$72,467

Percent of revenue	63%	68%
Decrease from previous year	(23%)

Cost of revenue for the twelve months ended December 31, 2012 was $55,503 or 63% of revenues as compared to $72,467 or 68% of revenues. The decrease in expenses is primarily attributable to a decrease in the success fee partially offset by an increase in litigation expense and amortization expense as a result of patent acquisitions completed during fiscal 2011 and 2012. In general, patent licensing expenses are proportional to the breadth and depth of our licensing and brokerage programs and should be expected to increase as we add programs to our business operations. Throughout 2012 our Core Programs have remained consistent with previous years.

2012 Financial Results	10

A key element of our strategy involves acquiring additional patents or obtaining exclusive licensing arrangements through relationships with patent holders that may be accounted for as acquisitions. Any further acquisitions will increase amortization expense from our current levels. We have acquired approximately $214,000 in patents since November 1, 2006.

Litigations are a normal part of our business which may extend over multiple years and are principally a discretionary cost, not directly related to or necessarily proportional to the revenues we generate. Our litigation expenses consist of all expenses related to the management and conduct of our litigation activities and include the costs of internal resources assigned to the litigation management function, external legal counsel and third party costs including those of expert witnesses and other service providers required during the course of litigations.

Litigation expense was reclassified as cost of revenue for the twelve months ended December 31, 2012 and the comparative periods adjusted accordingly.

For the twelve months ended December 31, 2012, litigation expenses amounted to $25,564 as compared to $17,478 for the same period last year. The increase in litigation for the twelve months ended December 31, 2012 is attributable to an increase in the level of litigation activities in comparison to the same period last year. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and are expected to increase significantly in fiscal 2013 given the level of litigation matters that are currently active.

During the twelve months ended December 31, 2012, we continued to realize an increased level of litigation activities primarily as a result of patent infringement actions before the U.S. District Court for the Eastern District of Virginia (the “EDVA Court”), the U.S. District Court for the Southern District of New York (the “SDNY Court”), the U.S. District Court for the Southern District of Florida (the “SDFL Court”), the U.S. District Court for the Eastern District of Texas (the “EDTX Court”) and the United States Court of Appeal for the Federal Circuit (the “CAFC”).

In the course of our normal operations, we are subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, we have no reason to believe that the ultimate outcome of these matters would have a significant impact on our consolidated financial position.

In certain of our patent infringement litigations we have been represented by the law firm of McKool Smith (“McKools”). Pursuant to our engagement with McKools, in consideration for a discount on fees, we have agreed to pay McKools a success fee based on achieving certain minimum financial measures. Upon achieving these financial measures, McKools will be entitled to receive a percentage of the proceeds actually received pursuant to the licensing agreements relating to these litigations up to a maximum of $27,986. We have collected and expect to collect proceeds from these license agreements over the next four years. Should we collect these amounts as contemplated in the agreements, McKools will be entitled to the entire success fee. We accrued the full amount of the success fee obligation in fiscal 2011. As at December 31, 2012, the current and long term portion of the success fee obligation is $4,401 and $10,900, respectively. During the twelve months ended December 31, 2012, we paid McKools $12,685 based on proceeds collected as of September 30, 2012.

The following discloses our litigation activities:

In September 2002, the Company, our former Chairman, Dr. Hatim Zaghloul, and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two statements of claim in the Court of Queen’s Bench of the Province of Alberta alleging the defendants are liable for failing to deliver certain share certificates in a timely manner to the claimants. This action was dismissed as against WiLAN in February 2013.

On January 10, 2010, WiLAN commenced an action against LG Electronics, Inc. and LG Electronics U.S.A., Inc. (collectively, “LGE”) in the SDNY Court. The Company claimed that LGE had breached its contract with us and infringed our U.S. patent number 5,828,402 (the “402 patent”) with respect to televisions it sold in the United States. On August 2, 2011, we announced that U.S. Magistrate Judge Peck had made certain non-binding recommendations to U.S. District Court Judge Kaplan in this action with respect to certain summary judgment motions made by LGE and WiLAN, including recommending that a determination of non-infringement by LGE be made with respect to the 402 patent, to

2012 Financial Results	11

which recommendations the Company objected in August 2011. On March 7, 2012, Judge Kaplan adopted most of the Magistrate Judge’s recommendations and ruled that LGE did not infringe the 402 patent on a claim construction issue and granted LGE’s motion for summary judgment against WiLAN. The Company appealed this decision to the CAFC and presented its oral argument to the court on December 5, 2012. On December 11, 2012, the CAFC issued its ruling affirming the lower court decision.

On October 5, 2010, WiLAN filed claims against 11 major companies including Alcatel-Lucent USA Inc. (“Alcatel-Lucent”), Ericsson Inc. (“Ericsson”), Sony Ericsson Mobile Communications (USA) Inc., HTC Corporation (“HTC”) and LGE in the EDTX Court. The Company has claimed that these companies have infringed and continue to infringe our U.S. patent numbers 6,088,326 (the “326 patent”), 6,195,327, 6,222,819 and 6,381,211 by making and/or selling various products including wireless communications products that use technology derived from these patents which relate to the 3GPP standard. This action was settled as against LGE in December 2010. A trial against the remaining defendants in this action is currently scheduled for April 8, 2013.

On February 2, 2011, WiLAN filed claims against HTC in the EDTX Court (the “HTC Matter”). The Company claimed that HTC has infringed and continues to infringe our U.S. patent numbers 5,282,222 (the “222 patent”) and RE37,802 (the “802 patent”) by making and/or selling various products including mobile handheld devices and other equipment that use technology derived from these patents which relate to Wi-Fi and CDMA. On September 17, 2012, this matter was consolidated with the action we originally filed with the EDTX Court on September 1, 2011 against Apple Inc. (“Apple”) and other parties which is discussed below. A claim construction hearing in these consolidated actions is currently scheduled for March 21, 2013 and a trial is currently scheduled for October 7, 2013.

In September, 2011, the Company, its subsidiary Gladios IP Inc. and one of its officers, Paul Lerner, were sued by General Patent Corporation (“GPC”) before the SDNY Court. This case and a related appeal brought by GPC were settled by the Company and GPC in October 2012.

On September 1, 2011, WiLAN filed claims against Apple, Alcatel-Lucent, Dell Inc., Hewlett-Packard Company, HTC America, Inc., Kyocera International, Inc., Kyocera Communications, Inc., Novatel Wireless, Inc. and Sierra Wireless America, Inc. (“Sierra Wireless”). The Company has claimed that these companies have infringed and continue to infringe the 222 patent and the 802 patent by making and/or selling various wireless communications products including modems, personal computers and mobile handheld devices that use technology derived from these patents. On September 17, 2012, this matter was consolidated with the action we originally filed with the EDTX Court on February 2, 2011against HTC which is discussed above. A claim construction hearing in the consolidated actions is currently scheduled for March 21, 2013 and a trial is currently scheduled for October 7, 2013.

On January 23, 2012, WiLAN filed claims against Research In Motion Limited and Research In Motion Corporation (collectively, “RIM”) before the SDFL Court. The Company has claimed that RIM has infringed and continues to infringe our U.S. patent numbers 5,515,369 (the “369 patent”), 6,240,088 (the “088 patent”) and 6,232,969 (the “969 patent”) by making and/or selling various wireless communications products. A claim construction hearing in this action is currently scheduled for April 9, 2013 and a trial in this action is currently scheduled for February 24, 2014.

On October 1, 2012, WiLAN filed claims in the SDFL Court in separate actions against Alcatel-Lucent and against Ericsson and Telefonaktiebolaget LM Ericsson (“LME”) claiming infringement of our U.S. patent numbers 8,229,437, 8,027,298 and 8,249,014 related to LTE technologies. A trial against Ericsson and LME is currently scheduled for July 15, 2013, a claim construction hearing with respect to Alcatel-Lucent is currently scheduled for August 1, 2013 and a trial against Alcatel-Lucent is currently scheduled for April 21, 2014.

On October 1, 2012, the Company filed an action against Hon Hai Precision Industry Co. Ltd (“Hon Hai”) in the State Court of Florida concerning Hon Hai’s failure to report sales and revenues as required under a license agreement signed in January, 2008. Hon Hai moved to transfer this action to the SDFL Court and WiLAN has moved to have it transferred back to Florida State Court. Failing transfer back to Florida State Court, a trial in this action is currently scheduled for November 11, 2013. On October 23, 2012, Hon Hai filed an action in the SDNY Court requesting a declaration that Hon Hai does not infringe the 402 patent and that the 402 patent is invalid. The Company has filed a motion to dismiss this action.

On October 3, 2012 and October 15, 2012, WiLAN filed separate actions in the SDFL Court against each of LGE and

2012 Financial Results	12

Toshiba Corporation, respectively, claiming infringement of our U.S. patent numbers 6,359,654 and 7,034,889 related to digital television and display technology. A trial against Toshiba Corporation is currently scheduled for October 7, 2013.

On December 6, 2012, the Company filed separate claims in the SDFL Court against Apple, HTC and Sierra Wireless claiming infringement of our U.S. patent numbers 8,315,640 and 8,311,040 related to LTE technologies.

On December 6, 2012, WiLAN filed separate claims in the EDTX Court against each of Apple and Sierra Wireless claiming infringement of our U.S. patent number 6,381,211 related to 3G HSPA handset products.

On December 12, 2012, the Company filed claims in the SDFL Court against RIM claiming infringement of our U.S. patent number 6,260,168 related to Bluetooth technologies. A trial in this action is currently scheduled for November 11, 2013.

On December 24, 2009, a law firm filed a request for ex parte re-examination at the USPTO in respect of the 402 patent. WiLAN does not know the identity of the real party in interest who made this re-examination request. On April 10, 2012, the Company announced that all claims of the 402 patent had been upheld by the USPTO in this re-examination and that more than 30 additional claims had been added to the 402 patent by the USPTO as a result of this re-examination.

On November 14, 2012, Ericsson filed a request for ex parte re-examination at the USPTO with respect to our 326 patent. On February 7, 2013, the USPTO granted this re-examination request. The next step in this matter would typically be the issuance of an office action by the USPTO, to which we will respond in due course. We expect that this re-examination process to continue for approximately 18 to 24 months. The 326 patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

On January 25, 2013, Research In Motion Corporation filed petitions for inter partes review at the USPTO with respect to each of our 369 patent and 088 patent. We expect each such inter partes review process to continue for approximately 12 to 24 months. Each such patent remains valid and enforceable unless and until a final contrary determination has been made by the USPTO and all appeal rights have been exhausted.

Research and development expense

	Year ended December 31, 2012	Year ended December 31, 2011
	$000’s	$000’s

Research expenses	$3,072	$3,091
Patent management	$5,046	$3,714
Depreciation	410	250
Stock-based compensation	359	737

	$8,887	$7,792

Percent of revenue	10%	7%
Increase from previous year	14%

We designed, developed and sold or licensed a variety of advanced digital wireless technologies, systems and products since our inception in the early 1990s until 2006. Over the course of our history, one of our strengths has been our ability to explore emerging technologies, identify needs created by the development of advanced wireless systems and build technologies for those new requirements. Today, we are focusing our R&D efforts on advanced wireless technologies. These efforts have fostered inventions that form the basis of a number of new patent applications. The costs associated with these efforts, principally staff costs (including stock-based compensation) and certain external consultants, are classified as R&D. During the three months ended June 30, 2012, we undertook a review of our R&D program the result of which was to focus the R&D efforts specifically on generating patents in advanced wireless technologies but not the commercialization of these patented inventions and accordingly, reduced the staff from sixteen to seven. Research expense is predominately employee related costs and therefore any changes in spending will be a result of changes to future staffing levels.

2012 Financial Results	13

We also consider the expenses related to the management of our patent portfolio as R&D costs because they directly relate to our most important asset, our patents. The management of our patent portfolio involves filing patent applications, prosecuting applications to obtain issued patents, documenting infringement, assessing validity of issued patents, conducting due diligence on patents and applications to be acquired and other general administrative tasks. Many of these costs are directly related to the size and breadth of our patent portfolio and, therefore, as we add patents, these costs would be expected to increase.

For the twelve months ended December 31, 2012, R&D expenses were $8,887 or 10% of revenue as compared to $7,792 or 7% of revenue for the twelve months ended December 31, 2011. The increase in spending for the twelve months ended December 31, 2012 is primarily attributable to an increase in patent management, principally patent application prosecution and maintenance costs as a result of the increased size and breadth of our patent portfolio.

Marketing, general and administration expense

	Year ended December 31, 2012	Year ended December 31, 2011
	$000’s	$000’s

Marketing, general and administration costs	$9,565	$8,362
Commission costs	—	1,631
Incentive buy-out	—	7,102
Asset write-off related to restructuring	209	—
Depreciation	489	456
Stock-based compensation	2,595	2,743

	$12,858	$20,294

Percent of revenue	15%	19%
Decrease from previous year	(37%)

Marketing, general and administration (“MG&A”) expenses represent the cost of corporate services including facilities, executive management, finance, corporate legal, human resources, office administration, marketing and communications, information technology and all costs associated with being a public company. For the twelve months ended December 31, 2012, MG&A expenses amounted to $12,858 or 15% of revenues as compared to $20,294 or 19% of revenue. The decrease in spending for the twelve months ended December 31, 2012 is primarily attributable to a decrease in incentive buy-out and commission costs partially offset by an increase in staff costs. The incentive buy-out was a one-time payment to extinguish the Chief Executive Officer’s contracted right to 2% of gross revenues that had been earned, resulting from the amendment of his employment agreement.

MG&A costs will vary from period to period depending on activities and initiatives undertaken, and changes in staffing levels in any given period.

Realized foreign exchange gain/loss

	Year ended December 31, 2012		Year ended December 31, 2011
	$000’s		$000’s

Realized foreign exchange loss (gain)	$22		$(1,958)
Percent of revenue	0%		(2%)
Decrease from previous year	NM	*

*	NM – percentage is not meaningful as the change is too large

Our realized foreign exchange gain/loss is attributable to unhedged transactions denominated in currencies other than our functional currency, U.S. dollars. The realized foreign exchange gain/loss is a result of the change in exchange rates in effect when foreign denominated transactions are initially recorded and the corresponding settlement.

2012 Financial Results	14

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to unhedged transactions denominated in currencies other than U.S. dollars.

Unrealized foreign exchange gain/loss

	Year ended December 31, 2012	Year ended December 31, 2011
	$000’s	$000’s

Unrealized foreign exchange (gain) loss	$(5,213)	$2,997
Percent of revenue	(6%)	3%
Increase from previous year	NM *

*	NM – percentage is not meaningful as the change is too large

The unrealized foreign exchange gain recognized in the twelve months ended December 31, 2012 resulted from the translation of monetary accounts denominated in Canadian dollars to U.S. dollars at December 31, 2012. The change from the same period last year is attributable to the increase in the value of Canadian dollar relative to the U.S. dollar, and the level of monetary accounts denominated in Canadian dollars.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to holding assets and liabilities denominated in currencies other than U.S. dollars.

Restructuring charges

During the three months ended June 30, 2012, we undertook a workforce reduction which was attributable to the change in focus in our R&D program, resulting in a restructuring charge of $418. The components of the charge included $300 for severance, benefits and other costs associated with the termination of the affected employees, and $118 for lease obligations. In addition, we wrote-off $209 of assets related to this workforce reduction which was included in marketing, general and administration expense.

The following table summarizes details of the restructuring charges and related reserves:

Description	Workforce Reduction	Lease Obligation	Total

Charges	$300	$118	$418
Cash payments	(300)	(21)	(321)

Balance of provision as at December 31, 2012	$—	$97	$97

Investment income

Our recorded investment income for the twelve months ended December 31, 2012 was $1,277 as compared to $5,654 and twelve months ended December 31, 2011. Investment income includes interest earned on deposits and short-term investments, as well as, gains on equity holdings. For the twelve months ended December 31, 2012 and 2011, investment income included gains on equity holdings of nil and $3,733, respectively. The decrease in investment income for the twelve months ended December 31, 2012 is attributable to a decreased cash position. The decrease in the cash position is attributable to the repayment of the remaining aggregate principal amount of the outstanding Debentures and accrued and unpaid interest on January 31, 2012.

2012 Financial Results	15

Debenture financing costs and Interest expense

	Year ended December 31, 2012	Year ended December 31, 2011
	$000’s	$000’s

Accretion of debt discount	$(25,175)	$(41,737)
Financing costs	(1,746)	(4,195)
Foreign exchange loss on debenture	(4,217)	—
Extinguishment of conversion feature	—	66,679

	$(31,138)	$20,747

Percent of revenue	(35%)	20%
Decrease from previous year	NM *

*	NM – percentage not meaningful as the change is too large

For the twelve months ended December 31, 2012, we recognized interest expense, in addition to the accretion noted above, of $1,126 based on the coupon rate of 6.0%. On January 31, 2012 we repaid in cash the remaining aggregate principal amount of the outstanding Debentures and accrued and unpaid interest and therefore there will be no further Debenture related expenses or costs.

Income taxes

	Year ended December 31, 2012	Year ended December 31, 2011
	$000’s	$000’s

Current income tax expense	$3,480	$3,275
Future income tax recovery	(4,583)	(11,716)

Net income tax expense (recovery)	$(1,103)	$(8,441)

Current income tax expense % of revenue	4.0%	3.1%

Income tax recovery for the twelve months ended December 31, 2012 was $1,103 as compared to an income tax recovery of $8,441 for the same period last year. The provision for income tax is recognized based on our management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the twelve months ended December 31, 2012 was approximately 26.5% and for the year ended December 31, 2011 was approximately 28%.

The decrease in the net income tax recovery is primarily attributable to the reversal of a valuation allowance against certain deferred taxes in the twelve months ended December 31, 2011. There is a valuation allowance of $7,626 as at December 31, 2012 (December 31, 2011 - $4,474). We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period.

We claim R&D expenditures and related investment tax credits based on our interpretation of the applicable legislation in the Income Tax Act (Canada). These claims are subject to review by the Canada Revenue Agency. For the twelve months ended December 31, 2012, we recorded non-refundable investment tax credits earned of $128 as a deferred tax recovery.

The current income tax expense for the twelve months ended December 31, 2012 and 2011, consisted of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the twelve months ended December 31, 2012 and 2011 was 4.0% of revenue and 3.1% of revenue, respectively. The increase in withholding tax expense as a percentage of revenue is attributable to the increase in revenue from jurisdictions for which there is no tax treaty relief.

2012 Financial Results	16

SELECTED CONSOLIDATED QUARTERLY RESULTS

(Unaudited)

Thousands of U.S. dollars except per share amounts	Three months ended December 31, 2012	Three months ended September 30, 2012	Three months ended June 30, 2012	Three months ended March 31, 2012

Revenues	$21,183	$21,293	$20,791	$24,693

Adjusted earnings	$7,036	$9,260	$10,069	$15,397

Adjusted earnings per share
Basic	$0.06	$0.08	$0.08	$0.13
Diluted	$0.06	$0.08	$0.08	$0.13

Net earnings (loss)	$(2,119)	$2,159	$(149)	$(14,411)

Net earnings (loss) per share
Basic	$(0.02)	$0.02	$0.00	$(0.12)
Diluted	$(0.02)	$0.02	$0.00	$(0.12)

Weighted average number of common shares
Basic	121,429,318	121,225,793	121,338,319	121,816,678
Diluted	121,429,318	122,086,343	121,338,319	121,816,678

Thousands of U.S. dollars except per share amounts	Three months ended December 31, 2011	Three months ended September 30, 2011	Three months ended June 30, 2011	Three months ended March 31, 2011

Revenues	$24,224	$27,821	$27,419	$26,345

Adjusted earnings	$17,890	$22,769	$20,442	$10,420

Adjusted earnings per share
Basic	$0.14	$0.18	$0.17	$0.09
Diluted	$0.14	$0.18	$0.16	$0.09

Net earnings (loss)	$(5,618)	$7,317	$10,299	$19,799

Net earnings (loss) per share
Basic	$(0.05)	$0.06	$0.08	$0.17
Diluted	$(0.05)	$0.06	$0.08	$0.17

Weighted average number of common shares
Basic	123,581,452	123,443,900	122,391,639	117,081,518
Diluted	123,581,452	125,618,973	124,821,577	119,875,722

Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. The operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. The factors affecting our revenue and results, many of which are outside of our control, include the factors set out under the heading “Risks and Uncertainties” above which are discussed in greater detail under the heading “Risk Factors” in our AIF and, also include the following:

•

competitive conditions in our industry, including strategic initiatives by us, our licensees or competitors, new products or services or the implementation and take-up of new standards, product or service announcements and changes in pricing policy by us or our licensees;

•	market acceptance of our patented technologies;

•	our ability to sign license agreements;

•	decisions relating to our patents issued pursuant to litigation or administrative proceedings;

2012 Financial Results	17

•	the discretionary nature of purchase and budget cycles of our licensees’ customers and changes in their budgets for, and timing of, purchases;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•

general weakening of the economy resulting in a decrease in the overall demand for products and services that infringe our patented technologies or otherwise affecting the capital investment levels of our current and prospective licensees;

•	timing of product development and new product initiatives; and

•	the length and variability of the licensing cycles for our patented technologies.

Because our quarterly revenue is dependent upon a relatively small number of transactions, even minor variations in the rate and timing of payment of royalties could cause us to plan or budget inaccurately, and those variations could adversely affect our operating results. Delays or reductions in the amounts of royalty payments would adversely affect our business, results of operations and financial condition.

CAPITAL AND LIQUIDITY

Cash and cash equivalents, and short-term investments amounted to $176,863 at December 31, 2012, representing a decrease of $256,847 from the $433,710 held at December 31, 2011. The decrease is primarily attributable to the repayment of the remaining aggregate principal amount of the outstanding Debentures and accrued and unpaid interest totaling $233,247, the acquisition of patents and other intangibles totaling $25,425, the repurchase of common shares under the 2011 NCIB and 2012 NCIB totaling $15,729, and the payment of dividends totaling $14,617, partially offset by $33,987 in cash generated from operations.

At December 31, 2012 we had working capital of $153,363, long-term success fee obligation of $10,900 and patent finance obligations of $2,670 which relates to deferred payment terms on patents we acquired during the three months ended March 31, 2011.

We have a revolving credit facility available in the amount of CDN$8,000 or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2,000 for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank’s Canadian prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the twelve months ended December 31, 2012, we had no borrowings under this facility.

Under the 2011 NCIB which commenced on December 15, 2011 and completed on March 3, 2012, we repurchased 1,975,100 common shares during the three months ended March 31, 2012 for a total of $10,836.

On March 13, 2012, we received regulatory approval for the 2012 NCIB through the facilities of the TSX. Under the 2012 NCIB, we could purchase up to 9,500,000 common shares. The 2012 NCIB commenced on March 15, 2011 and was completed on December 13, 2012. We repurchased 950,000 common shares under the 2012 NCIB during the twelve months ended December 31, 2012 for a total of $4,893.

We plan to use our cash resources to fund our operations and any litigation that might be required, and to purchase additional high quality patent portfolios and patent licensing businesses that are identified and fit our value proposition and strategic objectives.

Our ability to generate cash from operations going forward is based on collecting royalties under our signed licenses and additional licensing of our patent portfolio to companies around the world. It is difficult to predict the timing and nature of future licenses.

We plan to finance our cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing our patent portfolio and, if desirable based on market conditions, by selling common shares and debt securities to the public.

2012 Financial Results	18

A summary of contractual obligations due by period for the next 5 years is noted below:

	Payments due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating leases	1,836	583	1,253
Purchase obligations	—	—	—	—	—
Other long term obligations	20,429	6,858	12,939	632	—

Total contractual obligations	$22,265	$7,441	$14,192	$632	$—

OUTSTANDING COMMON SHARE DATA

We are authorized to issue an unlimited number of common shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2012, there were 121,540,562 common shares and no special or preferred shares issued and outstanding. We also maintain a Share Option Plan, an Employee Share Purchase Plan and a Deferred Stock Unit Plan. Under all these plans, we can issue a maximum of 10% of our issued and outstanding common shares from time to time which was, as at December 31, 2012, 1,215,406 common shares combined. As at December 31, 2012, we had 8,185,949 options outstanding and 79,792 DSUs outstanding.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

There were no transactions with related parties.

FOURTH QUARTER REVIEW

Results of Operations for the three months ended December 31, 2012 as compared to the three months ended December 31, 2011

Revenues

Revenues for the three months ended December 31, 2012 were $21,183, representing a decrease of $3,041 or 13%. The decrease in revenues is primarily attributable to the decrease of fixed payment amounts as a result of the significant license agreements signed during the twelve months ended December 31, 2011 for which certain agreements contained one-time lump sum payments and certain agreements contained fixed-payments which had higher front-end payments.

	Three months ended
	December 31, 2012	December 31, 2011

Revenues	$21,183	$24,224
Decrease from comparative period	(13%)

2012 Financial Results	19

Revenue is comprised as follows:

	Three months ended
	December 31, 2012	December 31, 2011

Royalties	100%	100%
Brokerage	0%	0%

	100%	100%

Two licensees accounted for more than 10% of revenues from royalties for the three months ended December 31, 2012 and 2011. For the three months ended December 31, 2012, the top ten licensees accounted for 88% of revenues from royalties, whereas in the comparable period last year the top ten licensees accounted for 83% of revenues from royalties, respectively.

For the three months ended December 31, 2012 and 2011 there were no revenues from Brokerage.

Cost of Revenue

	Three months ended
	December 31, 2012	December 31, 2011

Patent licensing	$1,028	$861
Litigation	8,772	2,605
Success fee	—	27,986
Amortization of patents	6,531	6,287
Stock-based compensation	256	254

	$16,587	$37,993

Percent of revenue	78%	157%
Decrease from comparative period	(56%)

Cost of revenue for the three months ended December 31, 2012 was $16,587 or 78% of revenues as compared to $37,993 or 157% of revenues. The decrease in expenses is primarily attributable to a decrease in the success fee, partially offset by an increase in litigation expenses.

Litigation expense was reclassified as cost of revenue for the three months ended December 31, 2012 and the comparative periods adjusted accordingly.

For the three months ended December 31, 2012, litigation expenses amounted to $8,772 as compared to $2,605 for the same period last year. The increase in litigation for the three months ended December 31, 2012 is attributable to an increase in the level of litigation activities in comparison to the same period last year. Litigation expenses are expected to vary from period to period due to the variability of litigation activities and are expected to increase significantly in fiscal 2013 given the level of litigation matters that are currently active.

During the three months ended December 31, 2012, we realized an increased level of litigation activities. The litigation activities are discussed in detail in the Results of Operations for the twelve months ended December 31, 2012 as compared to the twelve months ended December 31, 2011 in the discussion of Cost of Revenue.

During the three months ended December 31, 2012, we paid McKools $1,330 based on proceeds collected during the three months ended September 30, 2012.

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Research and development expense

	Three months ended
	December 31, 2012	December 31, 2011

Research expense	$487	$1,166
Patent management	$1,748	$1,000
Depreciation	90	96
Stock-based compensation	(62)	261

	$2,263	$2,523

Percent of revenue	11%	10%
Decrease from comparative period	(10%)

For the three months ended December 31, 2012, R&D expenses were $2,263 or 11% of revenue as compared to $2,523 or 10% of revenue for the three months ended December 31, 2011. The decrease in spending for the three months ended December 31, 2012 is primarily attributable to a decrease in staff cost as a result of the reduction in staffing levels partially offset by an increase in patent management, primarilly patent application prosecution and maintenance costs as a result of the increased size and breadth of our patent portfolio.

Marketing, general and administration expense

	Three months ended
	December 31, 2012	December 31, 2011

Marketing, general and administrative costs	$2,209	$2,321
Incentive buy-out	—	7,104
Depreciation	114	132
Stock-based compensation	744	669

	$3,067	$10,226

Percent of revenue	14%	42%
Decrease from comparative period	(70%)

For the three months ended December 31, 2012, MG&A expenses amounted to $3,067 or 14% of revenues as compared to $10,226 or 42% of revenue. The decrease in spending for the three months ended December 31, 2012 is primarily attributable to a decrease in incentive buy-out costs. The incentive buy-out was a one-time payment to extinguish the Chief Executive Officer’s contracted right to 2% of gross revenues that had been earned, resulting from the amendment of his employment agreement.

Realized foreign exchange gain/loss

	Three months ended
	December 31, 2012	December 31, 2011

Realized foreign exchange loss (gain)	$114	$(656)
Percent of revenue	1%	(3%)
Decrease from comparative period	(117%)

Our realized foreign exchange gain/loss is attributable to unhedged transactions denominated in currencies other than our functional currency, U.S. dollars. The realized foreign exchange gain/loss is a result of the change in exchange rates in effect when foreign denominated transactions are initially recorded and the corresponding settlement.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses

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related to unhedged transactions denominated in currencies other than U.S. dollars.

Unrealized foreign exchange gain/loss

	Three months ended
	December 31, 2012	December 31, 2011

Unrealized foreign exchange loss (gain)	$247	$(6,833)
Percent of revenue	1%	(28%)
Decrease from comparative period	(104%)

The unrealized foreign exchange loss recognized in the three months ended December 31, 2012 resulted from the translation of monetary accounts denominated in Canadian dollars to U.S. dollars at December 31, 2012. The change from the same period last year is attributable to a decrease in the value of Canadian dollar relative to the U.S. dollar, and a decrease in the level of monetary accounts denominated in Canadian dollars.

We cannot accurately predict foreign exchange movements and as such, cannot accurately predict future gains and losses related to holding assets and liabilities denominated in currencies other than U.S. dollars.

Investment income

Our recorded investment income for the three months ended December 31, 2012 was $212 as compared to $2,626 for the three months ended December 31, 2011. Investment income includes interest earned on deposits and short-term investments, as well as, gains on equity holdings. For the three months ended December 31, 2012 and 2011, investment income included gains on equity holdings of nil and $1,658, respectively. The decrease in investment income for the three months ended December 31, 2012 is attributable to decreased cash position and equity holdings. The decrease in the cash position is attributable to the repayment of the remaining aggregate principal amount of the outstanding Debentures and accrued and unpaid interest on January 31, 2012.

Debenture financing costs

Debenture financing costs for the three months ended December 31, 2012 were nil as on January 31, 2012 the remaining aggregate principal amount of the outstanding Debentures and accrued and unpaid interest was repaid in cash and therefore there was no further Debenture related expenses or costs.

	Three months ended
	December 31, 2012		December 31, 2011

Accretion of debt discount	$—		$41,200
Extinguishment of conversion feature	—		(58,149)
Amortization of financing costs	—		546

	$—		$(16,403)

Percent of revenue	0%		(68%)
Increase from comparative period	NM	*

*	NM – percentage is not meaningful as the change is too large

2012 Financial Results	22

Income taxes

	Three months ended
	December 31, 2012	December 31, 2011

Current income tax expense	$420	$643
Future income tax expense (recovery)	695	(234)

Net income tax expense	$1,115	$409

Current income tax expense % of revenue	2.0%	2.7%

Income tax expense for the three months ended December 31, 2012 was $1,115 as compared to $409 for the same period last year. The provision for income tax is recognized based on our management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the three months ended December 31, 2012 was approximately 26.5% and for the three months ended December 31, 2011 was approximately 28%.

We assess the probability that deferred income tax assets will be recovered from future taxable income, and whether a valuation allowance is required to reflect any uncertainty. There is a valuation allowance of $7,626 as at December 31, 2012 (December 31, 2011 – $4,474). We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period.

We claim R&D expenditures and related investment tax credits based on our interpretation of the applicable legislation in the Income Tax Act (Canada). These claims are subject to review by the Canada Revenue Agency. For the three months ended December 31, 2012, we recorded non-refundable investment tax credits earned of $67 as a deferred tax recovery.

The current income tax expense for the three months ended December 31, 2012 and 2011, consisted of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief. Withholding tax expense for the three months ended December 31, 2012 was 2.0% of revenue as compared to 2.7% of revenues for the same period last year. The decrease in withholding tax expense as a percentage of revenue is attributable to the decrease in revenue from jurisdictions for which there is no tax treaty relief.

PROPOSED TRANSACTIONS

There are no proposed transactions.

CRITICAL ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION OF POLICIES, AND CRITICAL ESTIMATES

Our management is required to make judgments, assumptions and estimates in applying our accounting policies and practices which have a significant impact on our financial results. The following outlines the accounting policies and practices involving the use of professional judgment and estimates that are critical to determining our financial results.

Revenue recognition

Our revenue consists principally of royalty revenue from licensing its own patent portfolio and brokerage revenue. We also generate royalty revenue from licensing patent portfolios on behalf of third-party patent holders. We consider revenue to be earned when we have persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance, and collection is reasonably assured. We defer recognizing revenue until such time as all criteria are met. Determination of whether or not these criteria have been met may require us to make judgments, assumptions and estimates based upon current information and historical experience.

Our royalty revenues consist of fixed fee and running royalty payments. Royalties from fixed fee royalty arrangements may consist of one or more installments of cash or in-kind property, such as patents. Royalties from running royalty arrangements can be

2012 Financial Results	23

based on either a percentage of sales or number of units sold for which we earn royalties at the time the licensees’ sales occur. The licensees are obligated to provide us with quarterly or semi-annual royalty reports. We recognize revenue from these arrangements as amounts became due and collection is reasonably assured.

As part of our licensing agreements with third parties, we are able to recover certain out-of-pocket expenses and legal costs. These amounts are included in revenue in the period which the aforementioned revenue criteria is met and the amounts become reimbursable.

Our brokerage revenue consists of the sale of patents from within our portfolio and we recognize revenue when it is earned. We consider brokerage revenue to be earned when we have persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the agreement, including delivery and acceptance and collection is reasonably assured.

Revenue arrangements with extended payment terms, where fees are fixed in one or more installments of cash and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes reasonably assured.

Share-Based Payments

We have a Share Option Plan for our employees, officers, directors and consultants that we record at fair value. The fair value of our options is determined using the Black-Scholes option pricing model and judgments to estimate the term of our options, the volatility of our common shares and future dividends. In addition, judgment is required in estimating the amount of option awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our operating results could be materially impacted.

Investment Tax Credits

At December 31, 2012, we have approximately $6,159 (December 31, 2011 – $6,221) of non-refundable investment tax credits carried forward, relating primarily to past R&D. These credits can be applied against future income taxes payable and are subject to a 20 year carry-forward period. Judgment is required in determining the amount of unutilized investment tax credits to record as an asset. In assessing the potential utilization of investment tax credits, we have considered whether it is more likely than not that some portion or all of the unutilized investment tax credits will be realized based upon estimates of our anticipated income tax position in future periods. We will continue to evaluate our future income tax position quarterly and record any adjustment necessary in that period.

Valuation of Deferred Income Tax Assets and Future Income Tax Expense/Recovery

As at December 31, 2012, we had accumulated $20,198 of unused R&D expenditures for income tax purposes. These deductions are available without expiry to reduce future year’s taxable income. We also had approximately $90,979 of temporary differences and tax losses available for carry forward. As a result, as of December 31, 2012, we have a deferred income tax asset of $28,442 of which $20,817 has been booked. Judgment is required in determining the amounts of deferred income tax assets and liabilities and the related valuation allowance recorded against the net deferred income tax assets. In assessing the potential realization of deferred income tax assets, we have considered whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Our management assesses the probability that deferred income tax assets will be recovered from future taxable income, and whether a valuation allowance is required to reflect any uncertainty at each reporting period. We estimate when deferred income tax assets will be realized and classify them as current and long term accordingly. We will continue to evaluate our deferred income tax position quarterly and record any adjustment necessary in that period. As at December 31, 2012, we had a valuation allowance of $7,626 (December 31, 2011 – $4,474).

Current Income Tax Expense

On an ongoing basis, our management reviews the estimated current tax position and the use of accumulated tax deductions. Based on this review, we recognized a current income tax expense of $3,480 twelve months ended December 31, 2012, consisting of foreign taxes withheld on royalty revenues received from licensees in foreign tax jurisdictions for which there is no treaty relief.

2012 Financial Results	24

Patents and Other Intangibles

We have acquired patents, license agreements and other intangible assets directly, through business acquisitions or as full or partial payments for licensing fees. In determining the fair value of these patents and other intangibles, we make estimates and judgments about the future income-producing capabilities of these assets and related future cash flows. We also make estimates about the useful lives of these assets based on assessment of the legal and economic lives of the patents and potential future licensing revenues achievable from our patent portfolio. Our patent portfolio as at December 31, 2012 is being amortized on a straight-line basis over the remaining useful lives of the patents which range from approximately one to twelve years. If our basis for assessing the useful lives of the intangibles and potential future licensing revenues achievable from our patent portfolio is adversely affected by future events or circumstances, we will record write-downs of patents, write-down of other intangible assets, or changes in the estimated useful lives of these assets, which would result in changes to amortization expense in the future. Such changes would not affect cash flows.

The carrying value of patents and other intangibles is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. Impairments are determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents and other intangibles is not recoverable, the carrying value is then compared with the estimated fair value of the assets, and the carrying value is written down to the estimated fair value. We have determined that there were no indications of possible impairment during the twelve months ended December 31, 2012.

Goodwill

Goodwill is subject to annual impairment tests or on a more frequent basis if events or conditions indicate that goodwill may be impaired. We will also test goodwill for impairment more frequently if events or circumstances warrant.

As a whole, we are considered one reporting unit. We estimate the value of our reporting unit based on market capitalization. If we determine that our carrying value exceeds our fair value, we would conduct the second step of the goodwill impairment test which compares the implied fair value of the goodwill (determined as the excess fair value over the fair value assigned to our other assets and liabilities) to the carrying amount of goodwill.

We have determined there were no indications of possible impairment during the twelve months ended December 31, 2012.

Estimation uncertainty

Critical accounting policies and estimates utilized in the normal course of preparing our consolidated financial statements require the determination of future cash flows utilized in assessing net recoverable amounts and net realizable values, amortization, allowance for bad debt, legal contingency estimate, useful lives of property, equipment and intangible assets, valuation of intangibles, valuation of debt securities, and measurement of deferred taxes. In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis where required.

These estimates have been applied in a manner consistent with that in the prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in these consolidated financial statements. The estimates are impacted by many factors, some of which are highly uncertain. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

Critical accounting estimates and accounting policies are reviewed annually or more often if needed, by the Audit Committee.

2012 Financial Results	25

DISCLOSURE CONTROLS AND PROCEDURES

In conformance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators, we have filed certificates signed by our Chief Executive Officer and Chief Financial Officer that, among other things, deal with the matter of disclosure controls and procedures.

Our management has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012, and based on our evaluation has concluded that these are effective.

The evaluation took into consideration our corporate disclosure policy and the functioning of our executive officers, Board and Board Committees. In addition, our evaluation covered our processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Critical accounting estimates are defined as estimates that are very important to the portrayal of our financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which we operate changes.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Our management evaluated, under the supervision of the Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as at December 31, 2012. We based our evaluation on criteria established in “Internal Control over Financial Reporting – Guidance for Smaller Public Companies” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on that evaluation, we have concluded that, as of December 31, 2012, our internal control over financial reporting is effective.

No Attestation Report of the Registered Public Accounting Firm

Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to an exemption for emerging growth companies under the Jumpstart Our Business Startups Act.

We shall continue to be deemed an emerging growth company until the earliest of:

(a)	the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

(b)	the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective IPO registration statement which for WiLAN would be February 7, 2017;

(c)	the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

(d)	the date on which such issuer is deemed to be a large accelerated filer.

As an emerging growth company we are exempt from Section 404(b) of Sarbanes Oxley and in particular exempt from the requirement that the registered accounting firm attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

2012 Financial Results	26

CHANGES IN INTERNAL CONTROLS

There have been no changes in our “internal control over financial reporting” that occurred during the twelve months ended December 31, 2012 which have materially affected or are reasonably likely to materially affect the internal control over financial reporting.

2012 Financial Results	27